EXHIBIT 1

July 1, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS RESOURCES FUND AND TRILOCH RESOURCES INC.
ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA - Enerplus Resources Fund (TSX: ERF.un) (NYSE: ERF) ("Enerplus") and TriLoch Resources Inc. ("TriLoch") today announced the completion of the acquisition of TriLoch by Enerplus pursuant to a court-approved plan of arrangement. On June 29, 2005, TriLoch securityholders approved the arrangement at a special meeting and the final order of the Court of Queen's Bench of Alberta in respect of the arrangement was granted. We have also received confirmation of the filing of the articles of arrangement today, July 1, 2005 effectively completing the acquisition.

Pursuant to the arrangement, Enerplus issued approximately 1.6 million trust units in exchange for all of the Class A Shares and Class B Shares of TriLoch. The total transaction value, based upon Enerplus’ closing price of $41.80 prior to announcing the transaction on May 17, 2005, is approximately $73.4 million. This includes the assumption of TriLoch's debt, which totalled approximately $5.2 million (net of option proceeds), and excludes transaction costs and working capital adjustments.

TriLoch shareholders received trust units for their shares on the basis of 0.07151 of an Enerplus trust unit for each Class A Share and 0.23923 of an Enerplus trust unit for each TriLoch Class B Share. TriLoch shareholders also received 1 Class A Share of NuLoch Resources Inc. (on a pre-consolidated basis) for each TriLoch Class A Share held.

TriLoch shareholders who received trust units are eligible to receive Enerplus' next monthly cash distribution of $0.35 per unit which will be paid on July 20, 2005 to all unitholders of record on July 10, 2005.

This acquisition complements Enerplus' existing asset base and expertise in the Enchant area of southern Alberta. The properties being acquired by Enerplus are expected to increase Enerplus’ production by approximately 1,550 BOE per day of natural gas and crude oil (68% natural gas). Enerplus expects to achieve immediate operational efficiencies as the properties are located adjacent to existing Enerplus operations. Enerplus' development plans for Enchant include the drilling of several natural gas development wells in both the upper shallow gas zones and the deeper Mannville formation. Enerplus also plans to initiate a crude oil waterflood project in the Glauconitic formation which it believes has the potential to add proven reserves in the future.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

All monetary sums referred to herein are expressed in Canadian dollars. Furthermore, this news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' 2004 Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.